

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Yiping Yang
Chief Financial Officer
GreenTree Hospitality Group Ltd.
1228 Zhongshan North Road, Putuo District
Shanghai 200065
People's Republic of China

>   **Re: GreenTree Hospitality Group Ltd.**
>   **Form 20-F for the Year Ended December 31, 2022**
>   **Filed on April 28, 2023**
>   **File No. 001-38425**

Dear Yiping Yang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Yi Gao, Esq.